Exhibit 12

Computation in Support of Ratio of Earnings to Fixed Charges

Ameriprise Financial, Inc.

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(in millions)
Earnings:
Income (loss) before income tax provision (benefit), discontinued operations and accounting change	$(371)	$1,016	$797	$745	$1,112
Interest and debt expense(1)	112	131	128	87	64
Interest portion of rental expense(2)	28	31	29	26	26
Amortization of capitalized interest	3	1	—	1	1
Equity method investees and minority interests	—	1	(1)	—	(1)
Total earnings (a)	$(228)	$1,180	$953	$859	$1,202
Fixed charges:
Interest and debt expense(1)	$112	$131	$128	$87	$64
Interest portion of rental expense(2)	28	31	29	26	26
Capitalized interest	8	5	—	—	—
Total fixed charges (b)	$148	$167	$157	$113	$90

Ratio of earnings to fixed charges (a/b)	NM (3)	7.1	6.1	7.6	13.4

NM  Not Meaningful.

(1)

Interest on non-recourse debt of consolidated limited partnerships and VIEs is included in interest and debt expense provided in the table above. This interest is recorded in banking and deposit interest expense on the Consolidated Statements of Operations as provided in Exhibit 13.

(2)	The interest portion of rental expense represents one-third of rental expense relating to operating leases.
(3)

Earnings were insufficient to cover fixed charges for the year ended December 31, 2008 by $376 million primarily due to negative market impacts on Results of Operations, including $762 million in pretax impairments on Available-for-Sale securities.